NEWS RELEASE

OUTCROP GOLD ISSUES CORRECTIVE STATEMENT

December 17, 2019 - Vancouver, BC - Outcrop Gold Corp. (TSXV: OCG) ("Outcrop" or the "Company") provides a correction:

Miranda Gold Colombia II LTD Sucursal Colombia ("Miranda") a fully owned subsidiary of Outcrop Gold (TSXV: OCG) hereby corrects that its project partner Newmont Colombia SAS ("Newmont Colombia") a fully owned subsidiary of Newmont Goldcorp Corporation, has not yet decided on the timing to initiate reconnaissance activities at its Lyra project in Colombia. The decision is pending Newmont Colombia's assessment of the status of Miranda's applications for exploration concessions covering the Lyra Project, specifically regarding the transformation of such applications to the new cadaster system implemented in Colombia.

Qualified person

The technical information in this news release has been approved by Joseph P Hebert, a qualified person as defined in NI43-101 and President and CEO of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

Joseph P Hebert, Chief Executive Officer

Tel:  +1-775-340-0450

Email: joseph.hebert75@gmail.com

www.outcropgoldcorp.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as such term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Certain information contained herein constitutes "forward-looking information" under Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Transaction and the completion thereof and the Company's ownership interest in the Property upon completion of the Transaction. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "potential", "we believe", or variations of such words and phrases or statements that certain actions, events or results "will" occur. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Outcrop to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including: the receipt of all necessary regulatory approvals for completion of the transaction, the results of exploration work, the availability of financing to fund exploration, local regulations and approvals and other factors.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Outcrop will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.